July 23, 2025

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Dear Ms. Vroman-Lee:

This letter responds to the comments you provided on June 20, 2025, relating to Post-Effective Amendment No. 96 to the Registrant’s Registration Statement filed on May 7, 2025, for the principal purposes of: (i) adding two new series of the Registrant, American Century Small Cap Growth Insights ETF (“ACSG”) and American Century Small Cap Value Insights ETF (“ACSV”, and together with ACSG, the “Funds”), and (ii) making certain other nonmaterial changes deemed appropriate by the Registrant. For your convenience, we restate your comments prior to our responses.

1.Comment: In the Principal Investment Strategies section for ACSG, there is disclosure that says, “The portfolio managers’ principal analytical technique involves the identification of companies with earnings and revenues that are not only growing, but growing at an accelerating pace”. What does the fund consider growing at an accelerating pace?

Response: Accelerating growth is defined as earnings or revenue growth that occurs at a higher rate than the prior period – e.g., relative to the prior quarter or year. Accelerating growth includes those quarter-over-quarter and/or year-over-year growth rates that are either positive or negative but for which those growth rates are improving either by becoming even more positive or by becoming less negative versus the same metrics in the prior quarters. Accelerating growth may also include companies with negative historic or current growth rates but whose expected growth rates are becoming less negative or turning positive.

2.Comment: In the subsequent sentence in the Principal Investment Strategies section for ACSG, please clarify what it means to have a “negative growth rate” – e.g., is the company shrinking or simply growing more slowly than prior periods? Also, how do they develop their growth expectations for the future?

Response: Negative growth rates refers to potentially shrinking growth, but that the rate of such shrinking growth is becoming less and for which we expect/forecast would turn positive in the near future. Our fundamental research process is focused on evaluating a company’s growth drivers to determine whether a company’s growth is accelerating and sustainable. Our analysis draws upon multiple sources of information including company management meetings, financial reports, industry data, and third-party research.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Ashley Vroman-Lee
July 23, 2025

3.Comment: In the Principal Risks section for the Funds, please include a Foreign Investment Risk factor and an Active Management Risk factor.

Response: We have added the following additional risk disclosure regarding the Funds’ active management strategies: “Active Management Risk – Due to its active management, the fund could underperform its benchmark index and/or other funds with similar investment objectives and/or strategies”. For Foreign Investment Risk, we have discussed with the investment team and concluded that, while the Funds may invest in non-U.S. securities, they will not do so as part of their principal investment strategies. We have removed the sentence regarding the Funds’ investment in foreign securities.

4.Comment: For ACSV, please include a Value Investing Risk factor in the Principal Risks section.

Response: We have added the following additional risk disclosure regarding value investing: “Value Investing Risk – The determination that a security is undervalued is subjective. The market may not agree with the advisor’s determination and the security’s price may not rise to what the advisor believes is its full fair value”.

If you have any questions regarding the above responses, please contact the undersigned at Rav_Grewal@americancentury.com or (646) 658-7801.

Sincerely,

/s/ Ravtej Grewal
Ravtej Grewal
Assistant Secretary